                                                               Exhibit 1-A(5)(d)


KEMPER INVESTORS LIFE INSURANCE COMPANY
A Stock Life Insurance Company
1 Kemper Drive
Long Grove, Illinois 60049-0001                            [ZURICH KEMPER LOGO]


                         EXTENDED MATURITY OPTION RIDER


This Rider is a part of the policy to which it is attached. It is subject to all of the policy's provisions which are not inconsistent with this Rider. If inconsistencies occur, the provisions of this Rider will apply.

BENEFIT

On the Maturity Date while this policy is in force, you may extend the Maturity Date for one year. You may continue to extend the Maturity Date for one year intervals. While this policy is continued under this provision, we will extend the deduction period for one year and waive any cost of insurance charges against the policy. All attached benefit riders, other than this Rider, will terminate. No additional policy loans or partial withdrawals will be allowed. Upon the death of the Life Insured while this Policy is in force, the Death Benefit will be payable. The Death Benefit under this option is the Cash Value. If the Maturity Date is not extended the policy will mature.

EFFECTIVE DATE

This Rider becomes effective on the Policy Date, as shown on the Policy Specifications Page.

TERMINATION

This Rider will terminate on the day coverage under this policy terminates.

REINSTATEMENT

This Rider may be reinstated if:

         1. The policy itself is being reinstated; and
         2. The Rider terminated due to the termination of the policy according to the terms of the policy's Grace Period provision.


Signed for the Kemper Investors Life Insurance Company at its home office in Long Grove, Illinois.


/s/  Debra P. Rezabek                          /s/  John B. Scott
     Secretary                                      President





L-8164